FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                December 5, 2003

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

   (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F | |

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)

                                 Yes | | No |X|

      INFICON Board Appoints Lukas Winkler as President and Chief Executive Officer - Long-Standing INFICON Executive Assumes Role as James L. Brissenden,
                                 65, Retires -

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Dec. 5, 2003--The Board of Directors of INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN) has promoted Lukas Winkler to president and chief executive officer of INFICON, effective January 1, 2004. Mr. Winkler replaces James L. Brissenden, 65, who is retiring after twenty years with the company and remains on the board of directors. Mr. Winkler will be based at the INFICON global headquarters located in Syracuse, New York.
    "Since its IPO in November 2000, INFICON has strengthened its presence in high growth segments of the semiconductor industry and in the environmental health and safety markets by leveraging our expertise in gas sensor technologies," said John Grad, chairman of the board of INFICON. "With Lukas at the helm, INFICON will continue to build on its leadership position as a global supplier of critical instrumentation and advanced process control products. For the past six years, he has led the vacuum control business unit through the highly successful introduction of innovative vacuum gauges to semiconductor OEMs. Lukas is known throughout the company as an inspired leader. I am confident that his depth of experience at INFICON will result in a seamless transition to his new responsibilities and allow the company to quickly address both the operational and strategic imperatives of our business."
    Mr. Winkler added, "As president and CEO, it is my intention to extend the leadership INFICON has attained by introducing competitive state-of-the-art products for critical analysis, measurement and control in targeted markets. We expect to pursue an aggressive agenda to continue to distinguish INFICON in the marketplace. With the global economic environment improving and the semiconductor industry trending upward, we believe INFICON has many attractive growth opportunities."
    Commenting further, Mr. Grad said, "Jim Brissenden has successfully guided INFICON in its evolution from a division of a worldwide manufacturing company to a successful publicly-traded, global enterprise. He has strengthened the overall strategic position of INFICON. On behalf of the board of directors, I thank Jim for his dedication, insight, and outstanding contributions to our business."
    Lukas Winkler has 16 years of executive experience, with the last eight years at INFICON where he was largely responsible for the consolidation and integration of two former parent company divisions. Currently, he serves as vice president of the Vacuum Control Business Unit, which has pioneered several unique technologies for vacuum measurement and control. Prior to that, Mr. Winkler was production manager at Balzers AG and held management positions at Maschinenfabrik Rieter AG and General Motors Europe AG. He has an engineering degree from the Swiss Federal Institute of Technology (ETH-Zuerich) and an MBA from Syracuse University.

    NOTE: A photo of Mr. Winkler is available on the INFICON website.

    About INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, security, and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward-looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity", "potential", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


    CONTACT: Corporate Contact
             INFICON
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
              OR
             European Contact
             c-matrix group ag
             Bernhard Schweizer/Sara Koch, +41 (0) 41-769-80-40 inficon@cmatrix.ch
              OR
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening, 212-838-3777
             jbs@lhai.com

Enclosure: Press release dated December 5, 2003, announcing Lukas Winkler as president and chief executive officer.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 5, 2003                   INFICON Holding AG


                                          By:  /s/ Peter G. Maier
                                               -------------------------------
                                               Name:  Peter G. Maier
                                               Title: Vice President and Chief
                                                      Financial Officer